Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

1.	Total ownership equity from Statement of Financial Condition	$ 391,451
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	391,451
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	391,451
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	(153,790)
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	237,661
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net capital	$ 237,661

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Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Computation of Net Capital (Cont'd)
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 150,938
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 150,938
14.	Excess net capital (line 10 less line 13)	$ 86,723
15.	Net capital less greator of 10% of line 19 or 120% of line 12.	$ 11,254

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 2,264,066
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 2,264,066
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	953%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were differences between this computation of net capital and the corresponding computation prepared by Westmoreland Capital Corporation. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date as note below:

Net capital per the Company's FOCUS Report (Unaudited)	$ 193,123
Decrease in income taxes payable	48,743
Increase in non-allowable assets	(4,205)
Net capital per audited financial statement	$ 237,661